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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                            For the Month of May 2003

                                  ------------

                         (Commission File. No 0-20390).

                                   -----------

                            ID BIOMEDICAL CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

              1510 - 800 West Pender Street, Vancouver, BC V6C 2V6
              -----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                      Form 20-F           40-F   X
                                -----          -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      Yes:                No:   X
                           -----              -----
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ID Biomedical Corporation

                                    By: /s/ Anthony Holler
                                    ------------------------------------------
                                    Anthony F. Holler, Chief Executive Officer

Date: May 5, 2003
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                          MATERIAL CHANGE REPORT UNDER

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SIMILAR PROVISIONS OF OTHER APPLICABLE LEGISLATION

ITEM 1. REPORTING ISSUER

        STATE THE FULL NAME AND ADDRESS OF THE PRINCIPAL OFFICE IN CANADA OF THE REPORTING ISSUER

        ID Biomedical Corporation (the "Company")
        1510 - 800 West Pender
        Vancouver, BC
        V6C 2V6

        Telephone: (604) 431-9314
        Fax:       (604) 431-9378

ITEM 2. DATE OF MATERIAL CHANGE

        May 5, 2003.

ITEM 3. PRESS RELEASE

        STATE THE DATE AND PLACE OF ISSUANCE OF THE PRESS RELEASE ISSUED PURSUANT TO SECTION 85(1) OF THE ACT

        A press release was issued by the Company on May 5, 2003 at Vancouver, British Columbia.

ITEM 4. SUMMARY OF MATERIAL CHANGE

        PROVIDE A BRIEF BUT ACCURATE SUMMARY OF THE NATURE AND SUBSTANCE OF THE MATERIAL CHANGE

        ID Biomedical confirmed that its nasal Proteosome(TM)-based vaccine protects against pneumonic plague caused by lethal aerosol infection with virulent Plague bacteria in a mouse model of airborne dissemination.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

        In a series of experiments performed by the US Army Medical and Material Command (USAMRMC) at Fort Detrick (Frederick, Maryland), in collaboration with ID Biomedical, mice nasally immunized with plague antigen formulated with the Proteosome technology were completely protected against lethality (100%) even when the dose of plague antigen was ten-fold lower than ever previously given nasally. Mice were 100% protected when challenged at either early or later times after only two nasal immunizations of the Proteosome plague vaccine. In
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        marked contrast, none of the control mice given nasal solution without vaccine antigen survived (0%) the lethal aerosol challenge with virulent plague bacteria.

        High anti-plague IgG antibodies in serum and high anti-plague IgA levels in collected lung secretions were found at both early and late time points post-immunization with the nasal Proteosome-based plague vaccine. These levels were 10-200 times the low levels of these antibodies detected when the plague antigen was given nasally without the Proteosome-based technology.

        These data were presented in part on May 5, 2003 in Arlington, VA by George Lowell, M.D., Chief Scientific Officer of ID Biomedical (Colonel, US Army, retired), at the 6th Annual Conference on Vaccine Research, sponsored by the National Foundation for Infectious Diseases and in part on May 20, 2003 in Washington, DC by Dr. Jefferey Adamovicz, LTC US Army, at the American Society for Microbiology 103rd General Meeting.

ITEM 6. RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

        IF THE REPORT IS BEING FILED ON A CONFIDENTIAL BASIS IN RELIANCE ON
        SECTION 85(2) OF THE ACT, STATE THE REASONS FOR SUCH RELIANCE

        This report is NOT being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

        There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. SENIOR OFFICERS

        For further information please contact:

        Name:      Todd R. Patrick
        Title:     President/Chief Operating Officer
        Telephone: (425) 482-2601

ITEM 9. STATEMENT OF SENIOR OFFICER

        The foregoing accurately discloses the material changes referred to herein.

        DATED at Vancouver, British Columbia, this 8th day of May, 2003.

                                                     /s/ Deborah Bowers
                                                     -------------------
                                                     Deborah Bowers,
                                                     Corporate Secretary


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